Unleash Innovation © 02026 TSMC, Ltd TSMC Property Unleash Innovation 2026 Third Quarter Earnings Conference October 15, 2026

Unleash Innovation © 12026 TSMC, Ltd TSMC Property Agenda • Welcome Jeff Su, IR Director • 3Q26 Financial Results and 4Q26 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, Chairman & CEO • Q&A

Unleash Innovation © 22026 TSMC, Ltd TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2025 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 16, 2026 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation © 32026 TSMC, Ltd TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 3Q26 3Q26 2Q26 3Q25 3Q26 Over 2Q26 3Q26 Over 3Q25(In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 46.72 44.6-45.8 40.20 33.10 +16.2% +41.2% Net Revenue 1,494.24 1,270.38 989.92 +17.6% +50.9% Gross Margin 66.4% 65.0%-67.0% 67.7% 59.5% -1.3 ppts +6.9 ppts Operating Expenses (116.43) (98.98) (87.76) +17.6% +32.7% Operating Margin 58.7% 56.0%-58.0% 60.3% 50.6% -1.6 ppts +8.1 ppts Non-Operating Items 34.59 95.83 24.68 -63.9% +40.1% Net Income Attributable to Shareholders of the Parent Company 763.06 706.56 452.30 +8.0% +68.7% Net Profit Margin 51.1% 55.6% 45.7% -4.5 ppts +5.4 ppts EPS (NT Dollar) 29.43 27.25 17.44 +8.0% +68.7% ROE 45.5% 45.9% 37.8% -0.4 ppts +7.7 ppts Shipment (Kpcs, 12"-equiv. Wafer) 4,476 4,336 4,085 +3.2% +9.6% Average Exchange Rate--USD/NTD 31.98 32.0 31.60 29.91 +1.2% +6.9% * Diluted weighted average outstanding shares were 25,932mn units in 3Q26 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company

Unleash Innovation © 42026 TSMC, Ltd TSMC Property 3Q26 Revenue by Technology

Unleash Innovation © 52026 TSMC, Ltd TSMC Property 3Q26 Revenue by Platform

Unleash Innovation © 62026 TSMC, Ltd TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets 3Q26 2Q26 3Q25 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 4,016.98 39.9% 3,518.01 37.5% 2,751.06 37.4 % Accounts Receivable 483.56 4.8% 440.92 4.7% 307.81 4.2 % Inventories 427.75 4.3% 385.53 4.1% 288.69 3.9 % Long-term Investments 224.63 2.2% 227.93 2.4% 148.98 2.0 % Net PP&E 4,526.49 45.0% 4,302.88 45.9% 3,499.34 47.6 % Total Assets 10,052.89 100.0% 9,375.65 100.0% 7,354.11 100.0 % Current Liabilities 1,967.75 19.6% 1,857.76 19.8% 1,275.91 17.3 % Long-term Interest-bearing Debts 818.38 8.1% 864.27 9.2% 918.23 12.5 % Total Liabilities 3,009.66 29.9% 2,901.18 30.9% 2,318.53 31.5 % Total Shareholders' Equity 7,043.23 70.1% 6,474.47 69.1% 5,035.58 68.5 % Key Indices A/R Turnover Days 28 29 25 Inventory Turnover Days 82 87 74 Current Ratio (x) 2.6 2.5 2.7 Asset Productivity (x) 1.4 1.2 1.2 * Total outstanding shares were 25,932mn units at 9/30/26 ** Asset productivity = Annualized net revenue / Average net PP&E

Unleash Innovation © 72026 TSMC, Ltd TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures (In NT$ billions) 3Q26 2Q26 3Q25 Beginning Balance 3,134.22 3,035.64 2,364.52 Cash from operating activities 919.77 783.36 426.83 Capital expenditures (443.21) (496.00) (287.45) Cash dividends (155.59) (155.59) (116.70) Bonds payable (0.85) (31.66) (9.06) Investments and others 167.55 (1.53) 92.62 Ending Balance 3,621.89 3,134.22 2,470.76 Free Cash Flow * 476.56 287.36 139.38

Unleash Innovation © 82026 TSMC, Ltd TSMC Property 4Q26 Guidance Based on our current business outlook, management expects: ▪ Revenue to be between US$52.3 billion and US$54.3 billion And, based on the exchange rate assumption of 1 US dollar to 31.8 NT dollars, management expects: ▪ Gross profit margin to be between 65% and 67% ▪ Operating profit margin to be between 56.5% and 58.5%

Unleash Innovation © 92026 TSMC, Ltd TSMC Property Future Outlook Based on our current business outlook, management expects: ▪ 2026 revenue to increase by around 44% in US dollar terms

Unleash Innovation © 102026 TSMC, Ltd TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • ASML and TSMC Announce Initiative to Pioneer Industry Transition to Large-Format Photomasks for High NA EUV (2026/09/08) • Sony Semiconductor Solutions and TSMC Agreed to Establish Joint Venture for Next- Generation Image Sensors (2026/08/11) • TSMC Board of Directors Approved NT$7.00 Cash Dividend for the Second Quarter of 2026 and Set December 10, 2026 as Ex-Dividend Date, December 16, 2026 as the Record Date and January 7, 2027 as the Distribution Date (2026/08/11) Recap of Recent Major Events

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